EXHIBIT 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Argentina corresponding to the headings below that is contained in Exhibit 99.D to the Republic of Argentina’s (the “Republic” or “Argentina”) annual report on Form 18-K, for the year ended December 31, 2018 (the “Annual Report”). References in this Exhibit 1 to Amendment No. 1 to the Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings and definitions included in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

DEFINED TERMS AND CERTAIN CONVENTIONS

Preservation of Defenses

Nothing in this Amendment, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Amendment may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Exchange Rates and Exchange Controls

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
Full Year 2019	60.00	37.04	48.24	59.90
January 2020	60.33	59.82	60.01	60.33
February 2020	62.21	60.43	61.35	62.21

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.

Source: Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

As of March 2, 2020, the peso-dollar reference exchange rate was Ps.62.25 to U.S.$1.00.

Since September 2019, foreign exchange controls have been in effect. See “Monetary System––Foreign Exchange and International Reserves.”

THE REPUBLIC OF ARGENTINA

Recent Political History

Mr. Alberto Fernández was selected as the presidential candidate for the Frente de Todos coalition at the mandatory primary elections held in Argentina on August 11, 2019, and was elected president in the runoff national presidential elections that took place in Argentina on October 27, 2019, with the Frente de Todos coalition earning approximately 48.10% of the votes. Mr. Fernández took office on December 10, 2019.

Following a year in which the recession affecting the Argentine economy deepened and the debt-to-GDP ratio increased sharply (see “The Argentine Economy—Economic History and Background” and “Public Sector Debt”), upon assuming office, the Fernández administration took a series of measures designed to attain debt sustainability and reactivate production. See “The Argentine Economy—The Fernández Administration.” In addition, in his inaugural speech as president, Mr. Fernández announced that the prior administration’s draft budget bill for 2020 will not be reviewed and debated in Congress until negotiations relating to the Argentine public debt are concluded. See “Public Sector Finances––The Budget––The 2020 Budget.”

Further, in response to the increasing economic uncertainty that affected Argentina in 2019, the Central Bank deployed a number of monetary measures aimed at containing the volatility of the peso / U.S. dollar exchange rate and the outflow of foreign reserves. Between October and December 2019, the Central Bank further tightened the exchange controls imposed in September 2019, by introducing new regulations limiting access to the foreign exchange market. See “Monetary System––Foreign Exchange and International Reserves.”

Political Parties

The following table shows the composition of the Chamber of Deputies and Senate following the national congressional elections held in October 2019.

	Chamber of Deputies(1)	Senate(2)
	2019	2019
Party:
Bloque Frente de Todos	119	41
Frente de Todos	119	13
Frente para la Victoria(3)	—	16
Others(4)	—	12
Juntos por el Cambio	116	25
PRO(5)	51	8
Unión Cívica Radical(6)	46	14
Coalición Cívica	15	—
Others(7)	4	3
Interbloque Federal(8)	11	—
Others(9)	11	9

Total	257	72

(1)	Composition of the Chamber of Deputies as of December 31, 2019.
(2)	Composition of the Senate as of December 31, 2019.
(3)

The members of the Chamber of Deputies of this faction form part of the Frente de Todos coalition. In the Senate, the Frente para la Victoria alliance includes Alianza Frente para la Victoria, Frente para la Victoria, Frente de la Victoria and Alianza Frente P/ Victoria (Peronismo Pampeano).

(4)	In the Senate, other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces have agreed to work in alignment with the Frente de Todos.
(5)	In the Senate, this alliance includes members of Alianza Cambiemos, Frente Cambiemos, Juntos por el Cambio, and Cambiemos Buenos Aires.
(6)

In the Senate, this alliance includes members of Alianza Cambiemos, Juntos por el Cambio, Unión para Vivir Mejor Cambiemos, Frente Jujeño Cambiemos, Juntos por el Cambio Tierra del Fuego and Cambiemos Fuerza Cívica Riojana.

(7)

This group represents members of other factions that are part of the Juntos por el Cambio coalition. In the Chamber of Deputies, this includes Producción y Trabajo, Partido Propuesta Salteña and Frente Cívico y Social de Catamarca. In the Senate, this includes Frente Cívico y Social de Catamarca and Avanzar San Luis.

(8)	In the Chamber of Deputies, this alliance includes Córdoba Federal, Partido Justicialista, Consenso Federal, Frente Progresista Cívico y Social and the Socialist Party.
(9)	Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces.

Source: Senate and Chamber of Deputies of Argentina.

Foreign Affairs and International Organizations

MERCOSUR

In December 2019, the MERCOSUR members entered into a Trade Facilitation Agreement aimed at increasing trade within the bloc and leveling the playing field conditions regarding products coming from outside MERCOSUR.

From the point of view of our trade negotiations agenda, and notwithstanding the heavily protectionist trends in the international system in recent years, the Republic has remained deeply committed to increasing trade by opening markets through trade negotiations, be it at multilateral level (WTO), regionally or bilaterally. In particular, the Republic has played a leading role in the vast array of negotiations carried out by MERCOSUR as a customs union. Last year, MERCOSUR announced an agreement in principle with both the European Union (EU) and the European Free Trade Association (EFTA). In 2020, the Republic has undertaken to continue negotiations between MERCOSUR and South Korea and MERCOSUR and Canada. Similarly, the Republic is currently preparing the second round of negotiation on a free trade agreement between MERCOSUR and Singapore, as well as the second round between MERCOSUR and Lebanon.

UNASUR

In 2019, Argentina, Colombia, Ecuador, Chile, Brazil, Paraguay and Bolivia formally withdrew from the UNASUR. Argentina’s withdrawal became formally effective on October 24, 2019. As of the date of this Amendment, only Guyana, Uruguay, Suriname and Venezuela remained parties to the UNASUR.

The Malvinas Sovereignty Dispute

After taking office in December 2019, the Fernández administration reaffirmed its constitutional mandate for the recovery of the full exercise of sovereignty over the Malvinas Islands by peaceful means and respecting the way of life of the islands’ inhabitants.

The Republic reaffirms its legitimate sovereignty rights over the Malvinas, South Georgias and South Sandwich Islands and the surrounding maritime areas, which are an integral part of its national territory. The Argentine position is based on territorial integrity of the Republic, broken by the British occupation in the 19th century and never consented. The United Nations has recognized the existence of a sovereignty dispute between the Argentine Republic and the United Kingdom of Great Britain and Northern Ireland regarding the “Question of the Malvinas Islands” through General Assembly resolution 2065 (XX) and subsequent, which call upon both parties to solve the dispute through direct negotiations. Malvinas is a special colonial case which differs from most others. The principle of self-determination does not apply nor has ever been recognized by any of the UN resolutions on the subject. Furthermore, many regional and international organizations have reiterated the importance of Argentina and the United Kingdom complying with the provisions of Resolution 31/49 of the General Assembly, which calls upon both to refrain from taking decisions that would imply introducing unilateral modifications into the situation while the islands are going through the process of negotiations.

As of the date of this Amendment, the United Kingdom had not accepted to resume negotiations towards a peaceful resolution of the sovereignty dispute.

THE ARGENTINE ECONOMY

Economic History and Background

During 2019, the recession that had been affecting the Argentine economy since the third quarter of 2018 deepened. In the third quarter of 2019 alone, GDP contracted by 1.7% and, according to IMF estimates, Argentina’s GDP decreased by 3% in real terms in 2019. Further, the Central Bank’s gross international reserves decreased to U.S.$44.8 billion as of December 31, 2019 (a U.S.$20.9 billion decrease compared to gross international reserves as of December 31, 2018). This decrease is mainly explained by an outflow of Argentine portfolio investments held by non-residents in Argentina and the acquisition of foreign financial assets by Argentine residents, which accumulated U.S.$22.3 billion in the nine-month period ended September 30, 2019.

Notwithstanding the strong contraction in economic activity, inflation accelerated during 2019, reaching 53.8% year-on-year in December. In addition, the unemployment rate stood at 10.6% and 9.7% in the second and third quarters of 2019, respectively, compared to 9.6% and 9.0% in the second and third quarters of 2018. In 2019, real wages in the formal and informal sectors decreased by 6.5% and 15.8%, respectively. In addition, poverty and extreme poverty levels increased to 35.4% and 7.7% of the population, respectively, in the first half of 2019.

In contrast, the economic recession contributed to improving the Republic’s balance of payments. In the nine-month period ended September 30, 2019, the current account deficit decreased to U.S.$6.5 billion, mainly as a result of a 26.3% decrease in imports of goods and a 4.9% increase in exports of goods. The balance of goods and services went from registering a deficit of U.S.$12.2 billion in the nine-month period ended September 30, 2018 to a U.S.$6.7 billion surplus during the same period in 2019.

The Fernandez Administration

Economic and Policy Reforms

On December 17, 2019, the Fernández administration submitted a bill proposing a wide range of economic and social reforms to Congress, the Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública (the “Solidarity Law”). Following Congressional approval, on December 23, 2019, President Fernández promulgated the Solidarity Law. The new legislation declared a state of public emergency, which will remain in force until December 31, 2020, in economic, financial, fiscal, administrative, pensions, tariff, energy, health and social matters. The Solidarity Law sanctioned the delegation of certain legislative powers to the Executive Power in order to tackle social and economic distress, as well as to adjust Argentina’s public debt profile. The main reforms introduced by the Solidarity Law include the following:

1.

Public Debt and its Sustainability: The Executive Power is authorized to perform all necessary acts to recover and ensure the sustainability of the Argentine public debt. In addition, the Government was authorized to issue debt securities to the Central Bank for an amount of up to U.S.$4.6 billion in exchange for reserves to be applied solely to meet Argentina’s foreign currency-denominated debt obligations.

2.

Energy System: The Executive Power was authorized to freeze electricity and gas tariffs that are under federal jurisdiction for 180 days, starting on December 23, 2019, and to begin an integral renegotiation of such tariffs with the relevant utilities companies. Furthermore, the Executive Power was authorized to intervene in the administration of the Ente Nacional Regulador de la Electricidad (ENRE) and the Ente Nacional Regulador del Gas (ENARGAS) for a period of one year. During such one-year period, the transfer of jurisdiction from ENRE to the Province of Buenos Aires and the City of Buenos Aires over Empresa Distribuidora Norte S.A. (Edenor) and Empresa Distribuidora Sur S.A. (Edesur) will be suspended.

3.

Tax Obligations: The income tax, personal assets tax, credit and debit in banks tax, export and import duties and social security tax rates were increased, and a new tax refund system was approved. See “Public Sector Finances––Tax Regime” and “Employment and Labor––The Informal Economy”.

Furthermore, the new legislation introduced the Impuesto Para una Argentina Inclusiva y Solidaria (“PAIS Tax”) a special tax applicable to certain foreign exchange transactions. See “Public Sector Finances––Tax Regime––Taxes on Financial Transactions.”

4.

Wages: The Solidarity Law authorizes the Executive Power to determine minimum wage increases to be mandatorily implemented by employers in the private sector. See “Labor Regulation—Wages and Labor Productivity”.

5.

Pensions: Commencing on the date of promulgation of the Solidarity Law, the use of the existing formula for automatic adjustments of pension payments owed by the federal government was suspended for 180 days. The Solidarity Law empowers the Executive Power to establish a new formula to be used in calculating pension adjustments on a quarterly basis going forward, following the temporary suspension. See “Public Sector Finances––Social Security––Retiree Programs and Ley de Reforma Previsional (Pension Reforms Law).”

In addition, President Fernández has announced and executed other economic and policy reforms, including: (i) the extension of exchange control measures previously enacted (see “Monetary System––Foreign Exchange and International Reserves––Exchange Controls”); (ii) the duplication of the legal severance payment that employers must pay in case of dismissing employees without cause (See “Labor Regulation–Wages and Labor Productivity”); (iii) the extension of the maturity of U.S. Dollar-denominated Letes (see “Public Sector Debt––U.S. Dollar-Denominated Treasury Bills Program”); (iv) the reduction in, and subsequent price freeze on, the prices of certain drugs and pharmaceutical products until February 15, 2020 (see “Monetary System––Inflation”); (v) the suspension of the 2018 Fiscal Consensus, which is aimed at increasing the fiscal autonomy of the provinces (see “Public Sector Finances––Fiscal Relations with the Provinces”); (vi) a price freeze on public transportation fares in the Buenos Aires Metropolitan Area (see “Monetary System––Inflation”); and (vii) the re-instatement of the Ministries of Health, Science and Technology, Labor and Culture, which had been transformed into state secretaries under the purview of other ministries during the Macri Administration (see “The Argentine Economy––Factors Affecting the Argentine Economy in 2018 and Measures Adopted by the Macri Administration” in the Annual Report).

Financial Policy

On February 5, 2020, Congress enacted legislation authorizing the Executive Power, acting through the Ministry of Economy, to engage in transactions and negotiations with Argentina’s creditors to restore the sustainability of its public external debt (the “Debt Sustainability Bill”), including by modifying the principal amounts, maturities and interest payments of public securities issued by Argentina and governed by foreign law. The Debt Sustainability Bill also authorizes the Ministry of Economy to issue new debt and to determine the appropriate methods and structures, as well as the terms, of the issuance of such debt instruments.

During February 2020, the Government maintained conversations with the IMF, including during a visit by an and IMF mission to discuss recent macroeconomic developments.

On February 12, 2020, in a special informative meeting in Congress, the Minister of Economy emphasized the importance of undertaking fiscal and commercial measures to put the Republic on a path to economic recovery, striking a balance on two fronts: the external front (noting that the Republic needs to take steps to avoid repeated balance of payments crises) and the fiscal front. On the external front, the Minister ratified the Republic’s willingness to meet its debt payment obligations, but stressed that the current debt levels are unsustainable, noting that gross public debt grew from 52.6% of GDP in 2015 to 88.8% of GDP in 2019. On the fiscal front, the Minister indicated that it would not be realistic or sustainable to reduce the fiscal deficit in 2020 and discussed a number of scenarios that might allow the Republic to achieve fiscal equilibrium by 2023 and record moderate fiscal surpluses ranging between 0.6% and 0.8% of GDP in the following years. Although these potential scenarios for the Argentine economy might have been reasonable when formulated, actual outcomes depend on events and developments that are not within the control of Argentina. Accordingly, the Republic can give no assurance that economic results will not differ materially from the information set forth above.

On February 19, 2020, the IMF published a statement highlighting the steps that the Government has taken to address the rise in poverty, stabilize the economy and secure a sustainable and orderly resolution of the Republic’s debt situation. In addition, the IMF assessed the Republic’s current debt levels to be unsustainable. In its statement, the IMF indicated that “ a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability.”

In February 2020, the Republic selected Lazard as financial advisor, BofA Securities and HSBC as placement agents and Morrow Sodali as information agent for a potential debt operation designed to attain debt sustainability.

Gross Domestic Product and Structure Of The Economy

The following table sets forth the evolution of GDP and per capita GDP for the periods specified, at current prices.

Evolution of GDP and Per Capita GDP

(at current prices)(1)

	For the 12-month period ended September 30,
	2018		2019
GDP (in millions of pesos)(2)	Ps.	13,299,706	Ps.	19,547,983
GDP (in millions of U.S. dollars)(2)	U.S.$	570,990	U.S.$	456,901
Per capita GDP(2)	U.S.$	12,785.07	U.S.$	10,130.24
Peso / U.S. dollar exchange rate(3)		23.29		42.78

(1)	Preliminary data.
(2)	GDP figures in this table are expressed in nominal terms.
(3)	Average nominal exchange rate for the 12-month period ending September 30, 2018 and September 30, 2019.

Source: INDEC and Ministry of Economy.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30,
	2018		2019
Consumption:
Public sector consumption	Ps.	94,179	Ps.	93,134
Private consumption		546,513		504,113

Total consumption		640,691		597,247
Gross investment		146,947		120,735
Exports of goods and services		140,177		154,600
Imports of goods and services		216,216		172,014

Net exports/(imports)		(76,039)		(17,414)
Inventory provision		(4,260)		(5.309)

Real GDP	Ps.	716,368	Ps.	698,655

Source: INDEC and Ministry of Economy.

Composition of Real GDP by Expenditure

(as % of total real GDP, at constant 2004 prices)

	Nine months ended September 30,
	2018	2019
Consumption:
Public sector consumption	13.1%	13.3%
Private consumption	76.3	72.2

Total consumption	89.4	85.5
Gross investment	20.5	17.3
Exports of goods and services	19.6	22.1
Imports of goods and services	30.2	24.6

Net exports/(imports)	(10.6)	(2.5)
Inventory provision	(0.6)	(0.8)

Real GDP	100.0%	100.0%

Source: INDEC and Ministry of Economy.

In the nine months ended September 30, 2019, Argentina’s real GDP contracted by 2.5% compared to the same period in 2018. Real GDP contraction was primarily driven by a 6.8% decrease in total consumption and a 17.8% decrease in investment. These factors were partially offset by a 10.2% increase in exports of goods and services and a 20.4% decrease in imports.

The following tables sets forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30,
	2018		2019
Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	49,312	Ps.	61,346
Mining and extractives (including petroleum and gas)		21,320		21,554

Total primary production		70,632		82,900
Secondary production:
Manufacturing		116,088		107,298
Construction		23,025		21,796
Electricity, gas and water		12,749		12,145

Total secondary production		151,862		141,240
Services:
Transportation, storage and communications		57,947		57,357
Trade, hotels and restaurants		102,315		93,736
Financial, real estate, business and rental services		105,085		100,636
Public administration, education, health, social and personal services		103,433		103,389
Domestic services(1)		4,327		4,578

Total services		373,107		359,696
Plus import duties less adjustment for banking service(2)		120,767		114,819

Total real GDP	Ps.	716,368	Ps.	698,655

(1)	Includes services rendered by domestic workers including caretakers, domestic servants and private drivers.
(2)

Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. This line item adds import duties for purposes of determining real GDP.

Source: INDEC and Ministry of Economy.

Real GDP by Sector

(as a % of real GDP, at constant 2004 prices)

	Nine months ended September 30,
	2018	2019
Primary production:
Agriculture, livestock, fisheries and forestry	6.9%	8.8%
Mining and extractives (including petroleum and gas)	3.0	3.1

Total primary production	9.9	11.9
Secondary production:
Manufacturing	16.2	15.4
Construction	3.2	3.1
Electricity, gas and water	1.8	1.7

Total secondary production	21.2	20.2
Services:
Transportation, storage and communication	8.1	8.2
Trade, hotels and restaurants	14.3	13.4
Financial, real estate, business and rental services	14.7	14.4
Public administration, education, health, social and personal services	14.4	14.8
Domestic services(1)	0.6	0.7

Total services	52.1	51.5
Plus import duties less adjustment for banking service(2)	16.9	16.4

Total real GDP	100%	100%

(1)	Includes services rendered by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of Economy.

Real GDP Growth by Sector

(% change from same period in 2018, at constant 2004 prices)

Nine months ended September 30, 2019
Primary production:
Agriculture, livestock, fisheries and forestry	24.4%
Mining and extractives (including petroleum and gas)	1.1

Total primary production	17.4
Secondary production:
Manufacturing	(7.6)
Construction	(5.3)
Electricity, gas and water	(4.7)

Total secondary production	(7.0)
Services:
Transportation, storage and communication	(1.0)
Trade, hotels and restaurants	(8.4)
Financial, real estate, business and rental services	(4.2)
Public administration, education, health, social and personal services	0.0
Domestic services(1)	5.8

Total services	(3.6)
Plus import duties less adjustment for banking service(2)	(4.9)

Total real GDP	(2.5)%

(1)	Includes services rendered by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of Economy.

Primary Production

In the nine months ended September 30, 2019, the total primary sector production increased to Ps.82.9 billion, or 17.4%, from Ps.70.6 billion in the same period in 2018. Within the primary sector production, the agricultural sector experienced the highest rate of growth, increasing by 24.4%, from Ps.49.3 billion in the nine months ended September 30, 2018 to Ps.61.3 billion in the same period in 2019.

The following tables set forth Argentina’s primary production and growth for the period specified.

Primary Production

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30,
	2018		2019
Agriculture, livestock and game	Ps.	44,857	Ps.	57,179
Fishing		2,774		2,561
Forestry, logging and related services		1,681		1,606
Mining and extractives (including petroleum and gas)		21,320		21,554

Total sector production	Ps.	70,632	Ps.	82,900

Source: INDEC and Ministry of Economy

Primary Production

(% change from same period in 2018, at constant 2004 prices)

Nine months ended September 30, 2019
Agriculture, livestock and game	27.5%
Fishing	(7.7)
Forestry, logging and related services	(4.5)
Mining and extractives (including petroleum and gas)	1.1

Total sector production	17.4%

Source: INDEC and Ministry of Economy

Agriculture, Livestock, Fisheries and Forestry

For the nine months ended September 30, 2019, Argentina’s agriculture, livestock, fisheries and forestry sector accounted for 8.8% of real GDP, and grew by 24.4% compared to the same period in 2018.

Mining and Extractives (Including Petroleum and Gas Production)

Mining activity in Argentina accounted for 3.1% of real GDP in the nine months ended September 30, 2019.

Secondary Production

In the nine months ended September 30, 2019, total secondary sector production decreased to Ps.141.2 billion, indicating a contraction of 7.0%, as compared to a total secondary sector production of Ps.151.9 billion in the same period in 2018.

Manufacturing

In the nine months ended September 30, 2019, the manufacturing sector accounted for 15.4% of real GDP.

For the nine months ended September 30, 2019, the manufacturing sector contracted by 7.6% compared to the same period in 2018. This increase was primarily driven by a 17.5% decrease in the manufacturing of equipment and machinery and a 22.7% decrease in manufacturing of automotive vehicles.

Construction

The construction sector accounted for 3.1% of real GDP in the nine months ended September 30, 2019.

In the nine months ended September 30, 2019, the construction sector contracted by 5.3% compared to the same period in 2018.

Electricity, Gas and Water

The electricity, gas and water sector represented a small fraction of the Argentine economy, accounting for 1.7% of real GDP in the eleven months ended November 30, 2019.

Principal Economic Indicators of the Electricity Sector

(in GW/hr, unless otherwise specified)

	Eleven months ended November 30,
	2018	2019
Production of electricity sector
Combined cycle	57,437	55,292
Hydroelectric	37,455	33,780
Other(1)	31,511	30,650
Imports(2)	152	2,653
Total generation	126,555	122,375

Demand by economic sector
Industrial	34,811	33,472
Residential	52,329	50,522
Commercial	35,006	33,714
Total demand	122,147	122,375

(1)	Includes diesel, wind, nuclear, gas, steam and solar energy.
(2)	Imports, primarily from Uruguay, to meet domestic demand in excess of domestic production.

Source: INDEC, Ministry of Economy and Cammesa.

Pursuant to the promulgation of the Solidarity Law, the Executive Power was authorized to freeze electricity and gas tariffs that are under federal jurisdiction for 180 days, starting on December 23, 2019, and to begin an integral renegotiation of such tariffs with the relevant utilities companies. Furthermore, the Executive Power was authorized to intervene in the administration of the Ente Nacional Regulador de la Electricidad (ENRE) and the Ente Nacional Regulador del Gas (ENERGAS) for a one-year period. During such one-year period, the transfer of jurisdiction from ENRE to the Province of Buenos Aires and the City of Buenos Aires over Empresa Distribuidora Norte S.A. (Edenor) and Empresa Distribuidora Sur S.A. (Edesur) will be suspended. See “The Economy––The Fernández Administration.”

Services

Composition of Services Sector

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30,
	2018		2019
Wholesale and retail trade and repairs	Ps.	99,990	Ps.	82,461
Transportation, storage and communication services		57,947		57,357
Real estate, business and rental services		75,947		75,101
Education, Social and health services		51,553		51,845
Financial services		29,138		25,535
Other community, social and personal services		18,668		18,302
Public administration		33,213		33,241
Hotels and restaurants		11,324		11,275

Other services		4,327		4,578

Total	Ps.	373,107	Ps.	359,696

Source: INDEC and Ministry of Economy.

Growth of Services Sector

(% change from same period in 2018, at constant 2004 prices)

Nine months ended September 30, 2019
Wholesale and retail trade and repairs	(9.4)%
Transportation, storage and communication services	(1.0)
Real estate, business and rental services	(1.1)
Education, Social and health services	0.6
Financial services	(12.4)
Other community, social and personal services	(2.0)
Public administration	0.1
Hotels and restaurants	(0.4)
Other services	5.8

Total	(3.6)%

Source: INDEC and Ministry of Economy.

In the nine months ended September 30, 2019, the services sector contracted by 3.6% compared to the same period in 2018. This contraction was primarily driven by wholesale and retail trade. In the nine months ended September 30, 2019, the services sector accounted for 51.5% of real GDP.

Role of the State in the Economy

Oil and Gas Industry

The following table shows the proved reserves of petroleum and natural gas in Argentina as of the dates specified.

Proved Reserves

	2017	2018
Crude oil(1)	319.2	379.8
Natural gas(2)	352.8	371.7

(1)	In thousands of cubic meters.
(2)	In billions of cubic meters.

Source: Ministry of Energy and Mining.

Private-Public Partnership

On November 16, 2016, Congress approved the Private-Public Partnerships’ Law, which provides for a special regime for infrastructure projects by private investors in partnership with the public sector (see “The Argentine Economy—Role of the State in the Economy—Private Public Partnerships” in the Annual Report). On July 30, 2019 the Government and the awarded companies agreed to extend the established period during which awarded companies can secure financing for the PPP projects to August 31, 2020. In the event of unfavorable financing conditions, this timeframe may be further extended to November 30, 2020.

Employment and Labor

Unemployment and Underemployment

The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates(1)

	Third quarter of	Third quarter of(*)
	2018	2019
Greater Buenos Aires Area:
Labor force rate(2)	48.1%	48.2%
Employment rate(3)	43.1	42.8
Unemployment rate(4)	10.5	11.1
Underemployment rate(5)	12.7	12.7
Major interior cities:(1)
Labor force rate(2)	44.9	46.1
Employment rate(3)	41.7	42.4
Unemployment rate(4)	7.1	8.0
Underemployment rate(5)	10.7	12.8
Total urban:
Labor force rate(2)	46.7	47.2
Employment rate(3)	42.5	42.6
Unemployment rate(4)	9.0	9.7
Underemployment rate(5)	11.8%	12.8%

(1)

Figures are based on 31 major cities. The current methodology to measure EPH is applied to every major city except Rawson, Trelew, San Nicolás, Villa Constitución, Concordia, Gran Paraná, Gran Mendoza, Gran Resistencia, Gran San Juan, La Rioja, Santiago del Estero, La Banda, which are not covered under the new methodology due to resource constraints in such cities.

(2)	The labor force consists of the sum of the employed population and the population that is unemployed but actively seeking employment.
(3)

Employed population as a percentage of the labor force. To be considered employed, a person above the minimum age requirement must have worked a minimum of (i) one hour with remuneration, or (ii) 15 hours without remuneration during the week preceding the date of measurement.

(4)	Unemployed population as a percentage of the labor force. The unemployed population does not include the underemployed population.
(5)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.
(*)	Data for the fourth quarter of 2019 is not available.

Source: INDEC and Ministry of Economy.

The Informal Economy

As of the third quarter of 2019, the INDEC estimates that the informal economy stood at 35.0% of the total labor force, compared to 34.3% as of the third quarter of 2018.

The following table provides the estimated percentage of workers in Argentina’s formal and informal economies for the periods specified.

Formal and Informal Economies(1)

(as a percentage of total)

	Third quarter of 2018	Third quarter of 2019
Formal	65.7%	65.0%
Informal	34.3	35.0

Total	100.0%	100.0%

(1)	Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.

Source: INDEC and Ministry of Economy.

The following table sets forth employment figures by sector for the periods specified.

Employment

(% by sector) (1)

	Second quarter of
	2018	2019
Primary production:
Agriculture, livestock, fisheries and forestry	5.5%	5.8%
Mining and extractives (including petroleum and gas)	1.2	1.3

Total primary production	6.8	7.2
Secondary production:
Manufacturing	18.6	18.0
Construction	7.2	7.2
Electricity, gas and water	1.1	1.2

Total secondary production	26.9	26.4
Total commercial services	18.1	17.9
Total services	48.1	48.6
Total	100.0%	100.0%

(1)	Annual average for each year indicated.

Source: INDEC and Ministry of Economy.

With the aim of encouraging the formalization of the economy and increasing tax compliance, the Solidarity Law authorizes AFIP to issue tax refunds, benefitting final consumers. The tax refund system aims at prioritizing vulnerable sectors of the population. See “The Argentine Economy––The Fernández Administration.”

Labor Regulation

Wages and Labor Productivity

As of September 30, 2019, the minimum monthly wage for public and private employees was set at Ps.15,625, representing an increase of 38.3% compared to December 2018.

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the period indicated.

Average Monthly Minimum Nominal Wage

(in current pesos)

For the Period	Average Monthly Minimum Wage	Average Cost of Basic Basket (1)	Average Monthly Minimum Wage (as a % of Average Cost of Basic Basket)
2019	14,027	10,401	1.35

(1)

Average cost of a basket of essential goods and services for a “reference” family (poverty line). A “reference” family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 5 and 8.

Source: Ministry of Employment and Social Security and Ministry of Economy.

The following table provides the percentage change in the nominal wage of Argentine employees for the period specified.

Nominal Wage

(% change from September 2018)

	Private Sector		Public Sector	Total
	Formal	Informal
September 2019	44.2%	32.5%	44.9%	42.0%

n.a. = not available.

Source: Ministry of Economy, based on information provided by the INDEC.

As of December 13, 2019, in accordance with Decree 34/2019 and for 180 days (unless extended), employees dismissed without cause have the right to double their legal severance payment. Employees hired after the decree comes into force will not be entitled to the exceptional benefit.

Under the Solidarity Law, the Executive Power was empowered to require private sector employers to pay an increased minimum wage to their employees. Consequently, the President has the power to order salary increases by decree. On January 4, 2020, President Fernández introduced a mandatory salary increase for private sector employees of Ps.4,000: an initial increase of Ps.3,000 effective from January 2020 and a further Ps.1,000 from February 2020.

Poverty and Income Distribution

According to indicators published by INDEC on September 30, 2019, in the first half of 2019, 35.4% of the population and 25.4% of households lived below the poverty line, compared to 27.3% and 19.6%, respectively, in the first half of 2018, while 7.7% of the population and 5.5% of households lived below the extreme poverty line, compared to 4.9% and 3.8%, respectively, in the first half of 2018.

According to the INDEC, in September 2019, the cost of an essential food basket for households totaled Ps.13,913.9 monthly and the cost of an essential goods and services basket for households totaled Ps.34,784.7 monthly.

According to the INDEC, the unemployment rate in the third quarter of 2019 stood at 9.7%, which represents a 0.9 percentage points decrease from the previous quarter. The activity rate in that period (which is the percentage of employed individuals plus unemployed individuals over total population) was 47.2%, 0.5 percentage points lower than the previous quarter. In the third quarter of 2019, the unemployment rate in the Greater Buenos Aires metropolitan region was 11.1%, the highest unemployment rate in the country.

In the nine-month period ended September 30, 2019, the bottom 40% of the population of Argentina, in terms of annual income, held 13.4% of the total national income, 0.7 percentage points below the previous quarter. During the same period, the top 20% of the population of Argentina, in terms of annual income, held 49% of the total national income, an increase of 1.7 percentage points from the previous quarter, and the top 10% of the population, held 32.4% of the total national income, an increase of 1.5 percentage points over the previous quarter.

BALANCE OF PAYMENTS

The following table sets forth information on Argentina’s balance of payments for the periods specified.

Balance of Payments

(in millions of U.S. dollars)

	For the nine-month period ended September 30,
	2018		2019
Current Account	U.S.$	(25,310)	U.S.$	(6,467)
Trade of Goods and Services		(12,150)		6,689
Goods(1)		(4,108)		11,237
Credit		45,719		47,972
Debit		49,826		36,735
Services(2)		(8,043)		(4,548)
Credit		11,128		10,412
Debit		19,171		14,960
Primary Income (Earnings)		(14,033)		(13,741)
Employee Compensation		(71)		(67)
Investment Earnings		(13,962)		(13,674)
Direct Investment		(5,827)		(4,127)
Portfolio Investment		(6,891)		(7,132)
Other Investments		(1,563)		(1,775)
Reserve Assets		318		267
Secondary Income (Current Transfers)		624		358
Capital Account		68		64
Net external financial needs		(25,241)		(6,365)
Financial Account		(18,264)		(5,991)
Central Bank		(5,433)		(16,642)
Reserves		(5,393)		(16,642)
Liabilities		40		—
Deposit-Collecting Entities		(1,969)		(3,084)
Government		(29,917)		(8,006)
Other Sectors		11,187		20,577
Net Errors and Omissions		(890)		(789)
Memorandum Item
Transactions of Reserve Assets Change		(5,393)		(16,642)
Central Bank International Reserve Variation		(6,052)		(17,082)
Exchange Rate Adjustment	U.S.$	(659)	U.S.$	(441)

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

In the nine-month period ended September 30, 2019, the current account registered a U.S.$6.5 billion deficit, compared to a U.S.$25.3 billion deficit registered during the same period in 2018. The decrease in the deficit was mainly the result of a U.S.$6.7 billion surplus in the trade of goods and services account, compared to a U.S.$12.2 billion deficit recorded during the same period in 2018, mainly due to a U.S.$11.2 billion surplus in the trade of goods account in the nine-month period ended September 30, 2019 compared to a deficit of U.S.$4.1 billion during the same period in 2018.

Trade of Goods

In 2019, exports and imports of goods reached U.S.$65.1 billion and U.S.$49.1 billion, respectively.

In 2019, exports of goods increased by 5.4%, as compared to 2018. This increase was mainly due to a 12.2% increase in the volume of exports, which was partially offset by a 6.0% price decrease.

Exports of agricultural products and energy and fuel increased by 25.1%, 4.5% and 4.1% respectively, while exports of industrial products decreased by 6.8%, in each case, as compared to 2018.

In 2019, imports of goods decreased by 25.0%, as compared to 2018, due to a 5.4% contraction in the price of imports and a 20.7% decrease in volume, particularly in the import of trucks, automobile parts and accessories, mineral fuels, mineral oils and oil refinery products, nuclear reactors, boilers, equipment, mechanical and electrical devices and parts and seeds and oleaginous fruits.

Financial Account

In the nine-month period ended September 30, 2019, the financial account recorded net outflows of U.S.$6.0 billion, a 67.2% decrease compared to the same period in 2018.

Deposit-Collecting Entities. In the nine-month period ended September 30, 2019, deposit-collecting entities recorded net outflows of U.S.$3.1 billion, compared to net outflows of U.S.$2.0 billion in the same period in 2018.

Government. In the nine-month period ended September 30, 2019, the non-financial public sector recorded net inflows of U.S.$8.0 billion, a U.S.$21.9 billion decrease compared to net inflows of U.S.$29.9 billion recorded during the same period in 2018. This decrease is mainly due to lower amounts disbursed under the SBA during the first half of 2019, as well as the suspension of further disbursements under the SBA commencing August 2019.

Other Sectors. In the nine-month period ended September 30, 2019, net outflows in other sectors totaled U.S.$20.6 billion, compared to net outflows of U.S.$11.2 billion in the same period in 2018.

As a result, the Central Bank’s foreign currency reserves decreased by U.S.$17.1 billion compared to the same period in 2018.

International Reserves

As of September 30, 2019, the gross international reserve assets of the Central Bank totaled U.S.$48.7 billion, compared to U.S.$49.0 billion as of September 28, 2018. As of February 27, 2020, the gross international reserve assets of the Central Bank totaled U.S.$44.8 billion.

MONETARY SYSTEM

Monetary Policy

Until December 10, 2019, the Monetary Policy Council (COPOM) of the Central Bank periodically implemented monetary adjustments to manage Argentina’s inflation rate. See “Monetary System––Monetary Policy” in the Annual Report.

On October 30, 2019, the COPOM announced its decision to adjust the floor of the interest rate on LELIQs to 63% for the month of November 2019, which was confirmed, on November 29, 2019 for the month of December 2019. Between December 2019 and February 2020, the Central Bank reduced the floor of the interest rate on LELIQs to 40%.

The Central Bank Board also established that, starting in November 2019, financial institutions may take LELIQs into account for the calculation of their compliance with minimum reserve requirements, only in terms of time deposits. This regulatory change triggered a rise of Ps.154 billion in the demand for monetary base. As a result, and in line with the Central Bank’s forecast of money demand, the COPOM imposed a 2.5% increase in the monetary base target for November 2019, as compared to October 2019.

Throughout the month of November 2019, the Central Bank made net purchases of foreign currency of U.S.$2.427 billion, resulting in a Ps.79 billion increase in the average monetary base target for the month of November 2019, which stood at Ps.1,662 billion. The Central Bank sterilized part of this increase, which resulted in the average monetary base for the month of November 2019 being PS.94 billion (5.7%) below the PS.1,568 billion target previously announced by the COPOM.

The COPOM subsequently set the monetary base target at Ps.1,732 billion for the December 2019—January 2020 period. The new target was set on the basis of the monetary base average for November 2019, which included the 2.5% monthly increase applied since October and a two-month seasonal adjustment relating to the estimated impact of the recent tightening of foreign exchange controls.

The COPOM adopted these measures to resume the inflation reduction process that had been interrupted in August and September 2019. However, the strategy of reducing inflation by means of high real interest rates and restrictive monetary policies proved to be inefficient and counterproductive by exacerbating the economic contraction that the Argentine economy had been experiencing over the last two years.

Under the Fernández administration, the responsibility of determining the monetary policy rate was transferred from the COPOM to the Central Bank’s board of directors.

On January 27, 2020, the Central Bank announced the adoption of updated monetary policy guidelines aimed at addressing Argentina’s distressed social and economic context and pursuing, in line with the Government’s efforts, the achievement of monetary and financial stability and the promotion of economic development.

In addition, the Central Bank’s board of directors decided to discontinue the monetary base targets previously set by the COPOM. A comprehensive monetary policy strategy with specific monetary aggregates and inflation targets is expected to be determined by the Central Bank once the Executive Power takes the necessary measures to ensure the sustainability of the public debt and presents a budget bill for 2020. See “The Argentine Economy—Economic History and Background” and “The Argentine Economy—The Fernández Administration.”

In exceptional circumstances and within limits that intend to ensure the preservation of a balanced money market, the new monetary policy guidelines allow the Central Bank to assist Argentina’s Ministry of Economy in the repayment of external debt obligations and in the financing of peso-denominated obligations and expenses.

The Central Bank’s monetary policy guidelines are based on the following key principles:

•

Interest Rate: interest rates will be set at a level that preserve financial and economic stability, promote a longer term yield curve and encourage savings in local currency by ensuring that interest rates do not reach negative levels in real terms;

•

Prices: the Central Bank will work towards inducing a gradual but sustainable inflation reduction path based on a prudent monetary policy approach, consistent and coordinated with the Executive Power’s economic and income policy initiatives;

•

Monetary Aggregates: the Central Bank will seek to sustain a gradual re-monetization process, which shall be supported by gradual interest rate reductions. The Central Bank intends to carry out such re-monetization process with caution, avoiding imbalances that may have a direct or indirect impact on inflation;

•	Exchange Rate: the Central Bank will adopt a managed floating exchange rate regime to contain exchange rate variations, and will promote the accumulation of foreign exchange reserves;

•	Credit: the Central Bank will promote the development of the domestic credit market in the short, medium and long term; and

•

Activity and employment levels: the aforementioned policies will be put in place to support the recovery of the internal market, export growth and foster investment and productivity on a sustainable basis.

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet

(in millions of pesos, unless otherwise specified)

	As of December 31,
	2018		2019
Assets
International reserves:
Gold	Ps.	85,281	Ps.	160,786
Foreign currency		1,658,318		1,740,554
Placements of foreign currency		760,307		786,790
Other(1)		(16,658)		(1,939)

Total international reserves(2)		2,487,248		2,686,192
Public bonds(3)		1,657,560		3,372,924
Credits to:
Government (temporary advances)		502,730		852,730
Financial system		62		736
International organizations(4)		168,417		273,446
Other assets(5)		698,483		1,691,043

Total assets		5,514,500		8,877,071

Monetary Base:
Currency in circulation(6)		859,536		1,153,405
Current accounts in pesos(7)		549,441		741,976

Total monetary base		1,408,977		1,895,381
Deposits:
Government deposits		527,210		50,258
Other deposits		535,119		534,036

Total deposits		1,062,329		584,294
Obligation to international organizations		101,761		220,491
Central Bank notes:
Notes issued in foreign currency		—		—
Notes issued in pesos		735,114		1,065,094
Total Central Bank notes(8)		735,114		1,065,094

Other liabilities		1,621,557		3,126,583

Total liabilities		4,929,738		6,891,843

Net assets	Ps.	584,762	Ps.	1,985,228

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	65,786	U.S.$	44,848
International reserves of the central bank (in months of total imports)
Exchange rate Ps./U.S.$(9)		37.81		59.90

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)	Includes transfers to international organizations from Government accounts and transfers to the Government from international organizations.
(5)	Includes transition accounts and others.
(6)	Includes cash in vaults at banks and does not include quasi-currencies.
(7)	Includes bank reserves in pesos at Central Bank.
(8)	Includes LEBACs and NOBACs.
(9)	Exchange rate used by the Central Bank to publish its balance sheet.

Source: Central Bank

During January and February 2020, the Central Bank extended the average life of LELIQs, which gradually increased from seven to 28 days and from two daily tenders to two weekly tenders. These measures seek long-term monetary stability and a more efficient control of liquidity aggregates.

In addition, the Central Bank’s board of directors took a series of measures to reinstate a domestic currency yield curve. To this end, the Central Bank authorized the use of domestic-currency-denominated debt issued by the Treasury as collateral for repo transactions and encouraged the development of a secondary market for such instruments.

Liquidity Aggregates

The following tables set forth information on Argentina’s liquidity aggregates as of the dates specified:

Liquidity Aggregates

(in millions of pesos)

	As of December 31,
	2018		2019
Currency in circulation(1)	Ps.	859,536	Ps.	1,153,405
M1		1,514,752		1,952,270
M2		2,641,512		3,684,436
M3		4,736,256		5,700,197
Monetary base	Ps.	1,408,977	Ps.	1,895,381

(1)	Does not include cash in vaults at banks or quasi-currencies.

Source: Central Bank

Liquidity Aggregates

(% change from same date in 2018)

As of December 31, 2019
Currency in circulation(1)	34.2%
M1	28.9
M2	39.5
M3	20.4
Monetary base	34.5%

(1)	Does not include cash in vaults at banks or quasi-currencies

Source: Central Bank.

In 2019, the monetary base increased by 34.5% (compared to an inflation of 53.8% in the same year), mainly as a result of net transfers from the Central Bank to the Treasury (in the form of temporary advances and utilities) and interest payments accrued on securities issued by the Central Bank, which were partially offset by purchases of foreign currency and net issuances of Leliqs and repurchase agreements with sterilization purposes.

Foreign Exchange and International Reserves

Foreign Exchange

The following table sets forth the peso’s exchange rate against the U.S. dollar for the period indicated.

Nominal Exchange Rate (1)

(pesos per U.S. dollar)

	Average	At end of period
2019	48.24	59.90

(1)	The exchange rate used is the “reference exchange rate.”

Source: Central Bank.

In response to the increasing economic uncertainty that affected Argentina in 2019, the Central Bank has deployed a number of monetary measures aimed at containing the volatility of the peso / U.S. dollar exchange rate and the outflow of foreign reserves. Between October and December 2019, the Central Bank further tightened the exchange controls imposed in September 2019, by introducing new regulations limiting access to the foreign exchange market. See “––Exchange Controls.”

International Reserves

As of December 31, 2019, the Central Bank’s international reserves totaled U.S.$44.8 billion, compared to U.S.$65.8 billion as of December 31, 2018.

Exchange Controls

Beginning in December 31, 2017, certain reporting obligations are applicable to Argentine residents, both legal entities and natural persons (the “External Assets and Liabilities Reporting Regime”). Pursuant to these obligations, Argentine residents whose foreign assets or debts flow or balance during the previous calendar year equal to or exceed the equivalent of US$1 million in pesos are required to report foreign holdings of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose foreign assets or debts flow or balance during the previous calendar year equal to or exceed the equivalent of US$50 million in pesos, are required to comply with these reporting obligations on a quarterly basis. Beginning March 31, 2020, all residents with external liabilities at the end of any quarter, or residents who have cancelled any of its external liabilities during such period, must file the report within 45 calendar days from the end of the quarter.

In October 2019, the Central Bank tightened the foreign exchange restrictions imposed in September 2019 and introduced new norms regulating natural and legal persons’ access to the foreign exchange market, including monthly limits of U.S.$200 on purchases of foreign currency for individuals in Argentina. The October 2019 restrictions also provided that the withdrawal of foreign currency abroad by Argentine residents would only be possible if debited to Argentine foreign-currency-denominated bank accounts. In addition, authorized financial entities executing foreign exchange trades of a value equal to or exceeding U.S.$2 million, whether on their own account or on behalf of their customers, were required to notify the Central Bank two business days ahead of completing such trades. The new norms introduced in October 2019 also affect imports of goods into Argentina and the related payments.

On October 31, 2019, the Central Bank published a further resolution limiting the ability of financial institutions to access the foreign exchange market to satisfy payments originally made through an Argentine-issued debit or credit card for transactions relating to gambling and betting activities, the purchase of cryptocurrencies, the transfer of funds to investment accounts managed by administrators based abroad, the completion of foreign exchange operations abroad or the transfer of funds to payment services providers. On November 7, 2019, the Central Bank further clarified certain aspects of the Argentine foreign exchange regime, including the conditions under which financial entities may allow Argentine residents to access the foreign exchange market for the purposes of repaying principal and interest on foreign-currency-denominated debt or to provide security for such obligations.

On December 5, 2019, the Central Bank clarified and consolidated foreign exchange regulations in a single regulation: Communication “A” 6844. Pursuant to this communication, proceeds of foreign financial indebtedness incurred after September 1, 2019 must be repatriated and settled for pesos through the foreign exchange market if the debtor will require access to such market with the purpose of servicing principal and interest payments (with certain limited exceptions). This provision also generally applies in respect of issuances by Argentine residents of securities which are publicly offered in Argentina after November 29, 2019, denominated and underwritten in foreign currency and whose services of principal and interest are payable locally in foreign currency. Access to the foreign exchange market for repayment of external financial indebtedness and other transactions are also conditioned to the debtor’s compliance with the External Assets and Liabilities Reporting Regime.

The access to the foreign exchange market for the payment of local debt securities and debt obligations denominated in foreign currency among Argentine residents entered into after September 1, 2019 is prohibited (with certain limited exceptions).

Exporters of goods must repatriate, and settle for pesos through the foreign exchange market, the proceeds of exports that cleared customs starting September 2, 2019 onwards (subject to limited exceptions). Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in pesos through the foreign exchange market, up to the amount of the insured exported goods. Export proceeds are subject to a monitoring system, for which exporters must appoint a financial entity in charge of monitoring compliance.

Exporters of services must repatriate, and settle through the foreign exchange market, the proceeds from exports of services within five business days following the earlier of receipt of such proceeds by the exporter in Argentina or abroad, or the amounts being credited to any foreign account of the exporter. This rule is also applicable to the export of non-financial non-produced assets.

Residents are authorized to access the foreign exchange market for the payment of import of goods subject to certain requirements (which vary depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance). Such requirements include the obligation to declare and register imports and import payments through the SEPAIMPO (Seguimiento de Pagos de Importaciones) system, subject to certain exceptions. Importers must appoint a financial entity in charge of monitoring compliance with the aforementioned obligations (including, among others, the liquidation of import financing and the entry of imported goods). Prior authorization by the Central Bank is required for access to the foreign exchange market for payments of overdue or due to payment debts for imports of goods with related companies abroad when it exceeds the equivalent of U.S.$2 million in pesos per month per resident customer.

Residents may access the foreign exchange market for payment of services provided by non-residents (provided they are, unless expressly admitted, unrelated entities) if such transaction has been reported pursuant to the External Assets and Liabilities Reporting Regime, if applicable. Prior authorization from the Central Bank is required for residents to access the foreign exchange market for the repayment of debts or other liabilities in foreign currency to other residents.

An entity’s access to the foreign exchange market to pay dividends to non-resident shareholders in an amount that exceeds 30.0% of the foreign direct investment contributions in resident companies entered and settled through the foreign exchange market since January 17, 2020 is subject to Central Bank approval, with certain limited exceptions. In addition, except under limited exceptions, derivative transactions entered into after September 11, 2019 must be settled in pesos.

The Solidarity Law introduced a special tax on a number of transactions in foreign exchange for a period of five fiscal years, commencing on the date of the enactment of the legislation. For more information, see “Public Sector Finances—Tax Regime—Taxes on Financial Transactions.”

Inflation

Inflation rates for December 2019 published by the INDEC as measured by the National CPI methodology stood at 3.7%. For the period of January through December 2019, accumulated inflation as measured by the National CPI methodology stood at 53.8%.

The Fernández administration has taken various measures to limit the impact of inflation on the population. On December 16, 2019, the Government announced that it had reached an agreement with representatives from the pharmaceutical industry to reduce the price of all pharmaceutical products by 8.0% and to maintain such reduced prices unchanged until February 29, 2020.

On January 2, 2020, the Government announced a price freeze on public transportation fares in the Buenos Aires metropolitan area for a period of 120 days.

On February 3, 2020, the Government announced the launch of a two-month price freeze over a number of stationery products, school supplies and school uniforms, which will be effective until March 31, 2020.

As a result of an integral policy focused on reducing inflationary inertia, in January 2020, inflation began to show signs of deceleration, with a monthly rate of 2.3% (1.4 percentage points lower than the monthly interest rate registered in December 2019).

Composition of the Financial Sector

The following tables set forth the number of financial institutions operating in Argentina as of the date specified.

Number of Financial Institutions in Operation in the Financial System, by Type

As of December 31, 2019
State-owned banks(1)	13
Private banks	50
Financial entities other than banks	15
Credit Institutions (Cajas de Crédito)	—

Total	78

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

As of December 31, 2019
National institutions(1)	53
Foreign-owned institutions(2)	25

Total	78

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).
(2)	Includes private foreign banks and other foreign financial entities other than banks.

Source: Central Bank.

The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified.

Total Assets and Liabilities of the Financial System by Type of Institution

(in millions of pesos)

	As of December 31,
	2018		2019
State-owned banks:(1)
Assets	Ps.	2,206,045	Ps.	2,538,946
Liabilities		1,979,127		2,283,845

Net		226,918		255,102
Private banks:
Assets		3,234,660		4,088,863
Liabilities		2,862,124		3,464,601

Net		372,536		624,261
Financial entities other than banks:
Assets		91,100		105,914
Liabilities		79,917		88,299

Net		11,183		17,615
Total assets and liabilities:
Assets		5,531,805		6,733,723
Liabilities		4,921,168		5,836,745

Total net		610,637		896,979

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution

(% change from same date in 2018)

As of December 31, 2019
State-owned banks:(1)
Assets	15.1%
Liabilities	15.4

Net	12.4
Private banks:
Assets	26.4
Liabilities	21.0

Net	67.6
Financial entities other than banks:
Assets	16.3
Liabilities	10.5

Net	57.5
Total assets and liabilities:
Assets	21.7
Liabilities	18.6

Total net	46.9%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Assets

In 2019, total assets of the financial system increased in nominal terms by 21.7% to Ps.6,734 billion as of December 31, 2019, compared to Ps.5,532 billion as of December 31, 2018. This increase was largely due to increase in private banks’ assets.

Loan Portfolio and Risk Profile

The following tables set forth loan data by type of institution in the financial sector as of the dates specified.

Outstanding Loans by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2018		2019
State-owned banks(1)	Ps.	802,674	Ps.	993,753
Private banks		1,398,031		1,650,908
Financial entities other than banks		77,682		84,160

Total	Ps.	2,278,387	Ps.	2,728,821

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Outstanding Loans by Type of Financial Institution

(as a % of total)

	As of December 31,
	2018	2019
State-owned banks(1)	35.2%	36.4%
Private banks	61.4	60.5
Financial entities other than banks	3.4	3.1

Total	100%	100%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Allocation of Outstanding Loans by Sector

(in millions of pesos)

	As of December 31,
	2018		2019
Non-financial public sector	Ps.	49,351	Ps.	104,130
Financial sector (public and private)		61,653		58,154
Non-financial private sector		2,254,399		2,721,077
Provisions for doubtful accounts		(87,016)		(154,540)

Total	Ps.	2,278,387	Ps.	2,728,821

Source: Central Bank.

Allocation of Outstanding Loans by Sector

(% change from same date in 2018)

As of December 31, 2019
Non-financial public sector	111.0%
Financial sector (public and private)	(5.7)
Non-financial private sector	20.7
Provisions for doubtful accounts	77.6

Total	19.8%

Source: Central Bank.

During 2019, peso-denominated loans to the private and public sectors increased by 19.3 % as compared to 2018. Peso-denominated loans to the private sector increased by 17.5%, from Ps.1,540 billion in 2018 to Ps.1,809 billion in 2019.

The following table sets forth information regarding loans of the financial system by risk category and type of institution.

Risk Classification of Aggregate Assets of the Financial System

by Type of Institution

(as a % of total loans, as of December 31, 2019)

	Public Banks(7)	Private Banks	Financial Companies	Financial System
Risk category:
Current(1)	91.1%	94.4%	88.9%	93.0%
Potentially problematic:
Under observation and inadequate payment(2)	1.7	1.5	3.3	1.6
Under negotiation or restructuring(3)	1.1	1.0	2.5	1.1
Problematic(4)	4.5	2.2	3.4	3.1
Insolvent(5)	1.7	1.0	1.8	1.3
Irrecoverable(6)	—	—	—	—

Total	100.0%	100.0%	100.0%	100.0%

(1)

Loans where the financial condition of the debtor demonstrates its ability to meet financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).

(2)

Loans where the financial condition of the debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendent of Financial Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.

(3)

Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.

(4)

Loans where the inability of the debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendent of Financial Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.

(5)

Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.

(6)

Loans where the financial condition of the debtor demonstrates low probability that payments in default may be recovered. The Superintendent of Financial Institutions requires loan-loss reserves of 100% (with guarantees) and 100% (without guarantees) for these loans.

(7)	Includes national, provincial and municipal banks.

Source: Central Bank.

Liabilities

In 2019, total liabilities of the financial system increased by 18.6% to Ps.5,837 billion.

Deposits

In 2019, total deposits in Argentina’s financial system increased by 18.4% to Ps.4,838.1 billion as of December 31, 2019 compared to Ps.4,085.2 billion as of December 31, 2018. Non-financial public sector deposits decreased by 11.8% as of December 31, 2019 compared to December 31, 2018. Deposits by the non-financial private sector increased by 26.5%, comprised of a 75.7% increase in demand deposits, a 16.9% increase in deposits in savings accounts and a 20.7% increase in term deposits in the eleven months ended December 31, 2019 compared to December 31, 2018.

Broken down by currency and sector (excluding the Financial Sector), deposits were as follows as of December 31, 2019:

•	total peso-denominated deposits by the non-financial public sector increased by 20.3% to Ps.3,219.2 billion compared to 2018;

•	peso-denominated deposits by the non-financial public sector increased by 122.0% to Ps.60.4 billion compared to 2018;

•	peso-denominated deposits by the non-financial private sector increased by 34.9% to Ps.2,632.3 billion compared to; and

•	total dollar-denominated deposits by the non-financial public sector decreased by 30.7% to U.S.$10.8 billion compared to 2018.

During 2019, Argentina’s context of increased economic and financial distress caused dollar-denominated deposits in the financial sector to decrease significantly. For a description of measures adopted by the Central Bank aimed at avoiding capital flights and foreign currency shortages see “Foreign Exchange and International Reserves––Exchange Controls.”

The following tables set forth information on total deposits in the financial sector as of the dates specified.

Deposits by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2018		2019
State-owned banks(1)	Ps.	1,796,873	Ps.	2,058,880
Private banks		2,275,692		2,763,645
Financial entities other than banks		12,678		15,605

Total	Ps.	4,085,243	Ps.	4,838,130

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Deposits by Type of Financial Institution

(as a % of total)

	As of December 31,
	2018	2019
State-owned banks(1)	44.0%	42.6%
Private banks	55.7	57.1
Financial entities other than banks	0.3	0.3

Total	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Deposits by Sector and by Type of Deposit

(in millions of pesos)

	As of December 31,
	2018		2019
Non-financial public sector	Ps.	864,851	Ps.	763,188
Financial sector (public and private)		12,996		17,970
Non-financial private sector		3,207,397		4,056,973
Demand deposits		396,692		696,918
Savings accounts		1,398,264		1,634,611
Term deposits		1,279,725		1,544,710
Others		132,716		180,733

Total deposits	Ps.	4,085,244	Ps.	4,838,130

Source: Central Bank.

Deposits by Sector and by Type of Deposit

(% change from same date in 2018)

As of December 31, 2019
Non-financial public sector	(11.8)%
Financial sector (public and private)	38.3
Non-financial private sector	26.5
Demand deposits	75.7
Savings accounts	16.9
Term deposits	20.7
Others	36.2

Total deposits	18.4%

Source: Central Bank.

Interest Rates

Interest Rates on Bank Loans

In 2019, the annual average interbank rate on peso-denominated loans was 60.2% (as compared to 44.3% in 2018). The overdraft current account rate increased from 48.6% as of December 31, 2018 to 67.3% as of December 31, 2019. The annual average dollar-denominated interbank rate decreased from 2.6% as of December 31, 2018 to 2.5% as of December 31, 2019.

As of December 31, 2019, nominal annual interest rates on peso-denominated personal loans increased to 71.6% from 63.9% as of December 31, 2018 and the average interest rates on peso-denominated mortgage loans remained stable at 47.5% as of December 31, 2019.

The following table sets forth information regarding average interest rates on bank loans for the periods specified.

Interest Rates on Bank Loans

(nominal annual interest rate)

	2018	2019
Domestic currency:
Interbank(1)	44.3%	60.2%
Overdraft Current Account(2)	48.6	67.3
Foreign currency:
Interbank(1)	2.6%	2.5%

(1)	Average interbank rate.
(2)	Average interest rate on current account peso-denominated overdrafts.

Source: Central Bank.

Interest Rates on Deposits

The average nominal annual interest rate on peso-denominated term deposits increased from 32.0% in 2018 to 47.3% in 2019. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 1.0% in 2018 to 1.6% in 2019.

The monthly average nominal peso BADLAR rate for private banks decreased from 48.6% for the month of December 2018 to 41.7% for the month of December 2019.

The following table sets forth information regarding average interest rates on bank deposits and Central Bank notes for the periods specified.

Interest Rates on Deposits and LELIQs

(nominal annual interest rate)

	Year ended December 31,
	2018	2019
Domestic currency:
Savings deposits	3.4%	7.2%
Term deposits(1)	32.0	47.3
Average deposit rate(2)	23.5	34.6
LELIQ(3)	64.83	66.02
Foreign currency:
Savings deposits	0.0	0.0
Term deposits(1)	1.0	1.6
Average deposit rate(2)	0.3%	0.5%

(1)	Weighted average interest rate on all term deposits.
(2)	Weighted average interest rate on term deposits plus savings deposits.
(3)	Weighted average annual rate for all term LELIQ.

n.a. = not available.

Source: Central Bank.

As described above, between December 2019 and February 2020, the Central Bank reduced the floor of interest rates on LELIQs from 63% to 40%. See “—Monetary Policy.” In addition, the Central Bank introduced fixed-term deposits adjustable by price variations aimed at providing investors with an attractive saving alternative denominated in domestic currency, at a positive real interest rate. These fixed-term deposits offer an interest rate that will equal or exceed UVA plus a 1% nominal per annum for placements in pesos for 90 days, with a yield similar to that of traditional fixed-term deposits, and will give the depositor the option to withdraw its deposit starting on day 30.

Securities Markets

Government Bonds

In terms of trading volume in 2019, the total traded amount of public bonds increased to U.S.$159.6 billion from U.S.$118.9 billion in 2018.

For a description of the types of domestic bonds issued by the Government see “Public Sector Debt.”

Equities

The Argentine equities market is regulated by the CNV. Authorized markets, following CNV standards set the rules that companies must follow in order to list their equity securities on those markets.

In 2019, equity total trading volume decreased by 41.6% to U.S.$4.3 billion compared to U.S.$7.4 billion in 2018.

The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock Exchange as of the date specified.

Market Capitalization and Traded Amount

on the Buenos Aires Stock Exchange

(in millions of U.S. dollars, unless otherwise specified)

	As of December 31, 2019
Market capitalization (in billions of U.S. Dollars)	U.S.$	176.3
Average daily traded amount		857.5
Shares		17.9
Corporate bonds		18.5
Public bonds		627.0
Others(1)		194.1
Total traded amount(2)		214,049
Shares		4,313
Corporate bonds		4,670.2
Public bonds		159,619.4
Others(1)	U.S.$	45,446

(1)	Includes mutual funds, index futures, options and others.
(2)	Total traded amounts for each year.

Source: Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

National Public Accounts

Fiscal Result of 2019 Compared to 2018

Primary fiscal balance.

In 2019, the government recorded a deficit of Ps.95.1 billion compared to a deficit of Ps.339 billion for 2018. Excluding the extraordinary revenues (as described below), the primary deficit stood at Ps.208.8 billion for 2019 compared to a primary deficit of Ps 340.5 billion for 2018.

While fiscal revenues for 2019 increased at a rate of 51.4%, primary expenses increased at a rate of 37.2%. Capital expenditures in 2019 increased at a rate of 12.4%, social security outlays increased at a rate of 44.1%, and the remaining primary expenditures increased at a rate of 30.9%, in each case compared to 2018.

Fiscal revenues.

In 2019, fiscal revenues increased by 51.4% to Ps.3,937.1 billion, from Ps.2,600.1 billion in 2018. This increase was mainly driven by social security, which accounted for 24.1% of the total increase, export taxes, which accounted for 22% of total increase, VAT, which accounted for 14.2% of the total increase, and taxes on financial transactions, which accounted for 8.3% of the total increase. In this period, “Other tax revenues” increased by 68.1% (compared to same period in 2018) and accounted for 5.8% of the total increase.

Primary expenditures.

In 2019, the National Administration’s public expenditures (excluding interest payments) increased by 37.2% to Ps.4,032.2 billion from Ps.2,939.5 billion in 2018. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 68.3% of the overall increase in primary expenditure, increased by 44.1% to Ps.2,438.3 billion, from Ps.1,692.0 billion in 2018. This change came as a result of an increase in the number and amount of pension payments and the increase in payments based on family allowances;

•

other transfers (including private sector subsidies and transfers to autonomous public entities such as universities), increased by 24.2% to Ps.524.0 billion, from Ps.421.7 billion in 2018. This increase was mainly due to an increase in subsidies, which increased by 55.9% in the same period, with the largest increases in the energy sector; and

•	national administration wages, which accounted for approximately 12.5% of the total increase in primary expenditures, increased by 34.0% to Ps.536.9 billion, from Ps.400.8 billion in 2018.

Capital expenditures increased by 12.4% in 2019 to Ps.236.4 billion, from Ps.210.3 billion in 2018.

Transfers to the Government from the Central Bank and FGS increased by 387.5% in 2019, while intra public sector interest payments increased by 52.5%.

In 2019, the Government received extraordinary revenues of Ps.113.7 billion, as compared to Ps.1.5 billion in 2018. Extraordinary revenues received in 2019 are comprised of (i) Ps.4.8 billion related to the transfer of the management of the former National Lottery S.E. to the City of Buenos Aires, (ii) Ps.64.2 billion transferred from the FGS to the ANSES for the financing of the Historical Reparations Program for Retirees and Pensioners and (iii) Ps.44.6 billion raised through the sale of fixed assets of state-owned enterprises.

In 2019, interest payments increased by 86.2% to Ps.724.3 billion, as compared to Ps.388.9 billion in 2018. In 2019, interest payments accounted for 88.4% of the overall balance of non-financial public sector, compared to 53.4% in 2018.

Overall fiscal balance.

The overall fiscal balance recorded a deficit of Ps.819.4 billion in 2019, compared to a deficit of Ps.727.9 billion in 2018. Excluding “extraordinary revenues” the overall deficit stood at Ps.933.0 billion compared to an overall deficit of Ps.729.4 billion in 2018.

Tax Regime

Composition of Tax Revenues

Net tax revenues for 2019 totaled Ps.3.433 billion, an increase of 48.2% compared to 2018. The increase was primarily the result of increases in social security contributions, export taxes, VAT and taxes on financial transactions.

Composition of Tax Revenues

(in millions of pesos)

	2018		2019
VAT	Ps.	495,577.8	Ps.	685,753.2
Tax on Financial Transactions		232,591.4		343,312.8
Social security taxes(1)		901,922.1		1,224,438.9
Taxes on income		286,725.8		351,953.6
Import and export taxes		200,612.2		521,705.8
Taxes on capital		5,817.8		12,371.2
Taxes on fuel		42,798.3		56,048.3
Other taxes on goods and services		37,034.9		48,470.0
Others		113,448.8		190,691.7

Net tax revenues(2)	Ps.	2,316,529.1	Ps.	3,433,745.5

(1)

Revenues for the 2018 and 2019 include pension contributions resulting from the Argentine Integrated Pension System and do not include revenues that are measured on an annual basis, including the Fondo Especial del Tabaco (Tobacco Special Fund), electric energy funds, taxes on air travel, the armed forces and security pension funds and certain family allowances.

(2)

Net tax revenues refers to gross tax revenues net of tax refunds. Gross tax revenues include certain tax revenues that are collected and later refunded, such as VAT and income tax, which are refundable in certain circumstances. Such refunds are deducted from gross tax revenues to calculate net tax revenues.

Source: Ministry of Economy.

Composition of Tax Revenues

(as a percentage of total Government fiscal revenues)

	2018	2019
VAT	19.1%	17.4%
Tax on Financial Transactions	8.9	8.7
Social security taxes(1)	34.7	31.1
Taxes on income	11.0	8.9
Import and export taxes	7.7	13.3
Taxes on capital	0.2	0.3
Taxes on fuel	1.6	1.4
Other taxes on goods and services	1.4	1.2
Others	4.4	4.8

Tax regularization
Others

Net tax revenues(3)	89.1%	87.2%

(1)

Revenues for 2018 and 2019 include pension contributions resulting from the Argentine Integrated Pension System and do not include revenues that are measured on an annual basis, including the Fondo Especial del Tabaco (Tobacco Special Fund), electric energy funds, taxes on air travel, the armed forces and security pension funds and certain family allowances.

(2)

Net tax revenues refers to gross tax revenues net of tax refunds. Gross tax revenues include certain tax revenues that are collected and later refunded, such as VAT and income tax, which are refundable in certain circumstances. Such refunds are deducted from gross tax revenues to calculate net tax revenues.

Source: Ministry of Economy.

The information below is a brief description of the principal taxes levied by the Government, except for social security taxes. For a description of social security taxes see “––Social Security.”

Value Added Tax

As of the date of this Amendment, the general VAT rate is 21%. An increased rate of 27% applies to the supply of gas, electricity, water, sewage and telecommunications services for non-residential purposes. A reduced rate of 10.5% applies in certain cases, including housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

VAT revenues increased by 38.4% in 2019 as compared to 2018, primarily as a result of an increase in nominal consumption.

On September 17, 2019, the Argentine tax authority amended the legislation regulating VAT (the “VAT Law”) allowing the refund of the technical VAT balance originated by the acquisition of capital assets. Taxpayers are allowed to request the refund of their technical VAT balance accumulated over six-months fiscal periods, as long as it is originated through the acquisition of capital assets.

Taxes on Income

Income tax accounted on average for 10.2 % of total tax revenues in 2019. In 2018, income tax accounted for 12.4% of total tax revenues.

The Solidarity Law amended the Income Tax Law to eliminate taxation on income derived from (i) interest from deposit and savings accounts and fixed-term Argentine peso-denominated deposits held in financial institutions regulated by the Financial Institutions Act (No. 21.526) and (ii) the sale, exchange or disposition of debt instruments issued by Argentina, its provinces or the City of Buenos Aires, and municipalities, if listed on exchanges or markets authorized by the Comisión Nacional de Valores.

The previously approved reduction of the corporate tax rate from 30% to 25% that was scheduled to be effective from January 1, 2020, is suspended for one year, until January 1, 2021. The corporate income tax rate for the year 2020 therefore remains at 30%. The scheduled increase of dividend withholding tax from 7% to 13% is also suspended until January 1, 2021.

The Solidarity Law also establishes a new method for inflation adjustments calculation for the purpose of income tax determination, whereby only one-sixth of the inflation adjustment will be computed in the fiscal year of the adjustment calculation, while the remaining five-sixths, computed in equal parts, will apply in the five immediately following fiscal years (rather than using a one-third, factor as established under the prior law).

The Solidarity Law also increased the non-taxable income amount and introduced special tax deductions for individuals who have a public service position or are dependent workers, retirees, and pensioners for the fiscal year 2019. Moreover, Decree 561/2019 provides that the Argentine tax authority must reduce the base calculations for tax withholdings, by an amount equivalent to 20% of the amounts contemplated in Income Tax Law, in the form of special tax deductions and by increasing the non-taxable income, on: (i) the amounts received by national, provincial, municipal and City of Buenos Aires public service workers; (ii) the amounts received by employed workers; and (iii) the amounts of retirements, pensions, withdrawals or subsidies originated from taxed employment.

See “The Argentine Economy––The Fernández Administration.”

Taxes on Foreign Trade

Export taxes increased by 304.6% in 2019 as compared to 2018 due to (i) an increase in the nominal exchange rate, (ii) an increase in the export tax rates and (iii), to a lesser extent, the extension of export taxes to exported services. In 2019, import taxes increased by 25.9% due to a sharp increase in the nominal exchange rate which was offset by a decrease in the levels of imports, as compared to 2018.

The Solidarity Law includes new regulations on export duties, in particular, it (i) authorizes the Executive Power to determine new rates for export duties, capped at 33% of the amount subject to taxation or the final FOB price; (ii) fixes the maximum rate of export duties on a number of exported goods, such as soy, products from regional economies, industrial goods, mining products and hydrocarbons; and (iii) increased the statistical fee from 2.5% to 3.0% rate for imports destined to consumption. On March 4, 2020, the Argentine government increased from 30% to 33% the export duties applicable to soy and its related products (among other changes to the export duties applicable to certain goods). See “The Argentine Economy––The Fernández Administration.”

Taxes on Capital

Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions and a tax on sales of real estate.

Through the Solidarity Law, Congress amended the Personal Assets Tax Law to (i) extend the levy of assets taxes to residents of Argentina, rather than to person domiciled in Argentina, and (ii) increase the Personal Asset Tax rates. The Personal Asset Tax rate imposed on the equity value of equity holdings in Argentine companies increased from 0.25% to 0.5%. Personal property tax rates range between 0.5% and 1.25% depending on the value of the taxpayer’s taxable assets.

With respect to assets located outside of Argentina, the Solidarity Law authorizes the Executive Power, until December 31, 2020, (i) to increase the rates to up to 100% of their current levels and (ii) to reduce the applicable rate applied to financial assets located abroad that are repatriated to Argentina. Further, the Government introduced higher and differential rates for all assets located outside of Argentina. The payment of such rates will be exempted where the taxpayer repatriates at least 5% in value of the assets located abroad before March 31, 2020. The exemption is valid upon repatriation of a wide range of assets located abroad.

See “The Argentine Economy––The Fernández Administration.”

Taxes on Financial Transactions

The Solidarity Law introduced an emergency tax for a period of five fiscal years, commencing on the date of the enactment of the legislation, knows as the Impuesto Para una Argentina Inclusiva y Solidaria (the “PAIS Tax”). The PAIS Tax applies at rate of 30% to the following operations:

•	Argentine residents’ purchases of foreign currency by Argentine residents, unless such purchases are applied to satisfy specific payment obligations (e.g. foreign currency denominated debt);

•

foreign currency transactions made with debit or credit cards issued by a financial institution regulated by Argentina or its instrumentalities, whether by or on behalf of an Argentine resident, in connection with services provided by non-residents;

•	purchase of services made abroad through travel agencies located in Argentina; and

•	purchase of air, waterborne or land passenger transportation services to a destination located outside of Argentina, if the purchase is made in foreign currency.

The PAIS Tax is applicable to Argentine residents (whether legal or natural persons) that undertake any of the above transactions. The following are exempted from the PAIS Tax: purchases of medicines, foreign education services, safety and emergency equipment and research-related expenses.

The Solidarity Law also amended the Tax on Credits and Debits in Bank Accounts by increasing the rate applicable to cash withdrawals to 1.2%, except with respect to bank accounts held by individuals and entities qualifying as micro and small enterprises. See “The Argentine Economy––The Fernández Administration.”

Composition of Public Expenditures

Public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and social program expenditures.

The following table sets forth the central government’s public expenditures for the years specified, calculated using an accrual method, which computes revenues and expenditures in the periods in which they are accrued, regardless of the period in which payments take place. This method differs from the cash-basis used to calculate national public accounts. See “Introduction” in the Annual Report.

Composition of National Public Expenditures(1)

(in millions of U.S.$)

	2018	2019
General administration	105,344	140,780
Defense and security	152,506	187,848
Justice	54,701	79,212
Social programs	2,009,126	2,647,870
Social security(2)	1,538,346	2,068,215
Culture, education, science and technology	228,831	267,570
Health	118,728	162,493
Housing	54,457	50,266
Social welfare	60,985	88,955
Labor	7,780	10,370
Public expenditures on economic infrastructure and services	423,136	549,047
Public debt service(3)	554,167	930,842

Total	3,298,979	4,535,599

(1)	The data set forth in this table do not include expenditure amounts accrued for entities that form part of Argentina’s national non-financial public sector but are not part of the central government.
(2)	Amounts presented under “Social security” in this table differ from those presented in the table “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt (as defined in the 2016 Annual Report).

Source: Ministry of Economy.

Composition of National Public Expenditures(1)

(as a percentage of total central government expenditures)

	2018	2019
General administration	3.2%	3.1%
Defense and security	4.6	4.1
Justice	1.7	1.7
Social programs	60.9	58.4
Social security(2)	46.6	45.6
Culture, education, science and technology	6.9	5.9
Health	3.6	3.6
Housing	1.7	1.1
Social welfare	1.8	2.0
Labor	0.2	0.2
Public expenditures on economic infrastructure and services	12.8	12.1
Public debt service(3)	16.8	20.5

Total	100.0%	100.0%

(1)	The data set forth in this table do not include expenditure amounts accrued for entities that form part of Argentina’s national non-financial public sector but are not part of the central government.
(2)	Figures presented under “Social security” in this table differ from those presented in the table titled “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt (as defined in the Annual Report).

Source: Ministry of Economy.

Expenditures for social programs, investments in infrastructure and services and public debt service represented the largest portion of the central government’s expenditures, accounting for 91.0% of total Government expenditures in 2019, compared to 90.5% in 2018.

Expenditures on Social Programs

In 2019, social program expenditures accounted for 58.4% of Government expenditures, of which social security payments alone accounted for 45.6%. These social programs include the social security system, cultural goods and services, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. In addition, under current law, 6% of the government’s annual budget must be allocated to education, science and technology. See “The Argentine Economy—Poverty and Income Distribution.”

Public Debt Service

In 2019, interest payments as a percentage of total expenditures increased to 20.5%, and increased by 68.0% in nominal terms, mainly due to the effect that the depreciation of the peso vis-à-vis the U.S. dollar on interest payments on Bonares, Discounts and other foreign currency denominated debt. See “Public Sector Finances—Composition of Public Expenditures.”

Defense and Security

In 2019, government expenditures in defense and security decreased to 4.1% of total expenditures, from 4.6% in 2018

General Administration Expenses

In 2019, general administration expenses as a percentage of total government expenditures decreased slightly to 3.1% from 3.2% in 2018, and increased by 33.6% in nominal terms as compared to 2018.

Infrastructure Development

The following table sets forth the composition of the government expenditure in infrastructure development for the period indicated.

Composition of Public Expenditures

(in millions of Ps.)

2019
Public expenditures on economic infrastructure	549,470
Energy, fuels and mining	246,470
Communications	11,399
Transport	252,740
Ecology and environment	13,319
Agriculture	12,010
Industry	8,198
Trade, tourism and other services	3,688
Insurance and finances	1,221

Source: Ministry of Economy.

Composition of Public Expenditures

(as a percentage of total expenditures)

2019
Public expenditures on economic infrastructure	12.1%
Energy, fuels and mining	5.4
Communications	0.3
Transport	5.6
Ecology and environment	0.3
Agriculture	0.3
Industry	0.2
Trade. tourism and other services	0.1
Insurance and finances	—

Source: INDEC and Ministry of Economy.

The Budget

The 2019 Budget

The table below presents a comparison of the 2019 budget against actual information as of November 30, 2019.

	Budget Comparison (in millions of pesos)
	2019 Budget	As of November 30, 2019
Current Revenues	3,622,656.6	3,817,431.4
Tax Revenues	2,134,302.3	2,209,306.6
Social Security Contributions	1,208,553.1	1,224,438.9
Non-Tax Revenues	89,185.6	123,214.6
Sales of Goods and Services of the Public Administration	7,062.2	7,357.9
Property Taxes	179,874.7	223,346.9
Current Transfers	2,672.6	17,346.1
Other Revenues	1,006.1	12,420.4
Operating Surplus of Public Entities	0.0	0.0

Current Expenditures	4,102,779.8	4,520,118.7
Consumption Expenditures	677,490.7	705,733.4
Personnel	530,753.8	536,937.4
Goods and services	146,736.9	168,398.6
Property Taxes	596,273.3	724,327.6
Social Security Expenditures	1,792,971.9	1,866,686.4
Direct Taxes	7,726.40	13,901.4
Other Losses	951,995.6	1,125,142.5
Current Transfers	76,321.9	84,724.8
Operating Deficit of Public Entities	4,102,779.8	4,520,118.7

Capital Revenues	99,121.5	119,642.1
Capital Expenditures	215,063.1	236,361.7
Real Direct Investment	121,494.1	126,629.4
Capital Transfers	80,925.6	95,896.1
Financial Investment	12,643.4	13,836.2
Total Revenues	3,721,778.1	3,937,073.5
Total Expenditures	4,317,842.9	4,756,480.4
Total Primary Expenditures	3,721,778.1	4,032,195.10
Primary Result	0.0	(95,121.6)
Financial Result	(596,064.8)	(819,406.9)

Transfers from Central Bank	—	—

Transfers from the FGS and Others	157,002.3	190,473.2

Intra-Public Sector Interest Payments	157,002.3	136,659.4

For the nine-month period ended November 30, 2019, the fiscal deficit stood at 4.45% of GDP, compared to a fiscal deficit of 3.24% of GDP projected in the 2019 budget for 2019.

The 2020 Budget

On December 10, 2019, President Fernández announced that the prior administration’s draft budget bill for 2020 will not be reviewed and debated in Congress until negotiations relating to the Argentine public debt are concluded.

Fiscal Relations with the Provinces

On January 29, 2020, Congress approved the Fiscal Consensus for 2019 (Consenso Fiscal 2019). With the aim of increasing the Provinces’ fiscal autonomy, the Fiscal Consensus for 2019 modified the Fiscal Consensus for 2018, by suspending previously planned tax reductions at the provincial level, including reductions on gross turnover tax, as well as a number of related ongoing legal proceedings between the federal government and certain Provinces until December 31, 2020.

The following tables set forth a summary of the changes in the aggregate fiscal results at the provincial level for the periods specified.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(in millions of pesos)(1)

	Six months ended June 30,
	2018		2019
Revenues
Current revenues:
Administration taxes:
Provincial taxes	Ps.	356,250	Ps.	476,831
National taxes:
Co-participation		470,738		694,194
Other national taxes		32,406		66,300

Total national taxes		503,144		760,495

Total administration taxes		859,394		1,237,326
Other non-tax revenue		51,456,09		81,772
Sale of goods and services of the public administration		6,082		8,853
Property taxes		9,513		28,960
Current transfers		39,527		45,017

Total current revenues		965,972		1,401,928
Capital revenue		30,878		20,996

Total revenues	Ps.	996,849	Ps.	1,422,924

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	Ps.	498,999	Ps.	720,255
Consumer goods		17,246		29,930
Services		59,100		89,505

Total consumption expenditures		575,345		839,690
Interest payments		36,817		73,839
Current transfers		217,486		338,955

Total current expenditures		829,648		1,252,484
Capital expenditures
Direct investment		81,516		110,093
Capital transfers		23,090		31,871
Financial investment		11.270		16.124

Total capital expenditures		115,876		158,087

Total expenditures		945,524		1,410,571

Fiscal balance		51.326		12.353

(1)	Amounts calculated using the accrual method.

Source: Ministry of Economy.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(% change from same period in 2018)(1)

Six months ended June 30, 2019
Revenues
Current revenues:
Administration taxes:
Provincial taxes	33.85%
National taxes:
Co-participation	47.47
Other national taxes	104.59
Total national taxes	51.15

Total administration taxes	43.98

Other non-tax revenue	58.92
Sale of goods and services of the public administration	45.57
Property taxes	204.43
Current transfers	13.89

Total current revenues	45.13
Capital revenue	(32.00)

Total revenues	42.74%

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	44.34%
Consumer goods	73.55
Services	51.45

Total consumption expenditures	45.95
Interest payments	100.56
Current transfers	55.85

Total current expenditures	50.97
Capital expenditures
Direct investment	35.06
Capital transfers	38.03
Financial investment	43.07

Total capital expenditures	36.43

Total expenditures	49.18

Fiscal balance	(75.93)%

(1)	Amounts calculated using the accrual method.

Source: Ministry of Economy.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(as percentage of GDP)(1)

	Six months ended June 30,
	2018	2019
Revenues
Current revenues:
Administration taxes:
Provincial taxes	1.8%	2.4%
National taxes:
Co-participation	2.4%	3.6%
Other national taxes	0.2%	0.3%

Total national taxes	2.6%	3.9%

Total administration taxes	4.4%	6.3%
Other non-tax revenue	0.3%	0.4%
Sale of goods and services of the public administration	0.0%	0.0%
Property taxes	0.0%	0.1%
Current transfers	0.2%	0.2%

Total current revenues	5.0%	7.2%
Capital revenue	0.2%	0.1%

Total revenues	5.1%	7.3%

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	2.6%	3.7%
Consumer goods	0.1%	0.2%
Services	0.3%	0.5%

Total consumption expenditures	2.9%	4.3%
Interest payments	0.2%	0.4%
Current transfers	1.1%	1.7%

Total current expenditures	4.3%	6.4%
Capital expenditures
Direct investment	0.4%	0.6%
Capital transfers	0.1%	0.2%
Financial investment	0.1%	0.1%

Total capital expenditures	0.6%	0.8%

Total expenditures	4.8%	7.2%

Fiscal balance	0.3%	0.1%

(1)	Figures calculated using the accrual method.

Source: INDEC and Ministry of Economy.

Revenue Transfers

On January 7, 2020, the Executive Power granted financial advances to five provinces: Chaco, Chubut, Rio Negro, Santa Cruz and Tucuman for a total amount of up to Ps.5.650 billion. The advances, which will be funded through the Co-Participation Regime, provide emergency financial support to the provincial governments and will be used to meet urgent budgetary needs. The advances of up to Ps.2 billion for the province of Chaco, up to Ps.1 billion for each of the provinces of Rio Negro, Chubut and Tucuman and up to Ps.650 million for the province of Santa Cruz will be repaid, with accrued interest, by way of withholdings from the tax revenues allocated to such provinces under the Co-Participation Regime. Additionally, depending on their financial needs, the provinces can request an extension of the payment deadline.

Social Security

Social Security Framework

The Solidarity Law introduced numerous social security reforms. Decrees No. 814/01 and No. 1009/01, corresponding to the employer contribution scheme, have been repealed. Section 173 of Law 27,430, corresponding to the tax reform that introduced the progressive unification of the aliquots of employer contributions for the year 2022, has also been repealed.

The Solidarity Law also modified the rates of employers’ social security contributions: a rate of 20.40% will apply to private sector employers in the services or commerce industries; a rate of 18% will apply to all remaining private sector employers and for public sector entities. Absent the modifications introduced by the Solidarity Law, the aforementioned rates for the fiscal year 2020 would have been, respectively, 20.10% and 18.50%.

According to the Social Security Law, the proportion of contributions allocated to each of the subsystems of the social security system (retirement and pension scheme, the National Institute for Social Services for Retired Citizens (INSSJP) and the National Employment Fund), are to be determined by the Executive Power. Until the Government establishes this proportion, the existing allocation will continue to be in force.

Furthermore, the Solidarity Law allows small and medium-sized enterprises (“SMEs”) to adhere to a new tax, social security and customs regularization regime, which allows participating SMEs to regularize their social security obligations due prior to November 30, 2019 and related infractions.

Retiree Programs and Ley de Reforma Previsional (Pension Reforms Law)

The promulgation of the Solidarity Law laid the foundations for a further reform of the Argentine pension system and provided for the modification of the basic formula used to calculate the periodic adjustments of pensions introduced in March 2018 through the Pensions Reform Law. Commencing on the date of promulgation of the Solidarity Law, the use of the existing formula for automatic adjustments of pension payments owed by the federal government was suspended for 180 days. The Solidarity Law empowers the Executive Power to establish a new formula to be used in calculating pension adjustments on a quarterly basis going forward, following the temporary suspension.

PUBLIC SECTOR DEBT

Debt Owed to Financial Institutions

In March and July 2019, the IMF staff conducted the third and fourth review, respectively, of the economic program contemplated in the SBA (as defined below). The IMF’s Executive Board, approved a disbursement of approximately U.S.$10.8 billion on April 5, 2019 and a disbursement of approximately U.S.$5.4 billion on July 12, 2019. As of the date of this Amendment, the Government had drawn approximately U.S.$44.1 billion under the SBA. Due to Argentina’s political and economic uncertainty that ensued from the August 2019 mandatory primary elections, the FMI suspended the planned SBA disbursements for the second half of 2019. Upon assuming office, President Fernández announced that it would not request any further disbursements under the SBA.

Foreign Currency-Denominated Debt in 2019

Foreign Currency-Denominated Bonds. During 2019, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$6.2 billion.

U.S. Dollar-Denominated Treasury Bills Program

As of December 31, 2019, U.S.$8.8 billion aggregate principal amount of Letes was outstanding, of which U.S.$4.9 billion was held by the private sector.

Local Currency-Denominated Debt in 2019

During 2019, the Republic issued local currency-denominated bonds for an aggregate principal amount of Ps.168.9 billion.

Peso-Denominated Treasury Bills Program

As of December 31, 2019, Ps.523.4 billion aggregate principal amount of Letes were outstanding, of which approximately Ps.400.1 billion was held by the private sector.

On January 20, 2020, the Minister of Economy announced the results of an exchange offer which resulted in five series of Lecaps, for a nominal value of approximately Ps.99.6 billion, being exchanged for newly issued peso-denominated notes issued by the Ministry of Economy accruing interest at a spread over BADLAR (“Lebads”), for a nominal value of approximately Ps.83.4 billion, maturing in 240 and 355 days.

Paris Club

In 2019, pursuant to the terms of the settlement agreement reached with the members of the Paris Club in May 2014, the Republic made payments amounting to U.S.$1,635 million. As of the date of this Report, the Republic has made payments totaling U.S.$6,595 million to members of the Paris Club since May 2014. See “Public Sector Debt—Debt Record—Paris Club” in the Annual Report.

Legal Proceedings

The Settlement

As of February 1, 2020, agreements in principle had been executed with holders of approximately 86 % of the nominal amount of Untendered Debt outstanding as of December 31, 2015 (including in the calculation claims that the Republic considers time-barred and for which no agreements have been entered into).

As of February 1, 2020, payments to settling creditors had resulted in the dismissal of claims in the United States for an aggregate nominal amount of approximately U.S.$3.4 billion, plus interest, and the discharge of judgments in the amount of approximately U.S.$5.3 billion. Additional claimants in the District Court have entered into settlement agreements, and, upon payment of the amounts contemplated in such settlements, these claims are to be dismissed.

As of February 1, 2020, the Republic has settled with holders of German law-governed bonds for a nominal amount of €955 million. Procedures to permit the settlement and cancellation of other German law-governed bonds that are held in physical form are under review.

Individual litigation in the United States

As of February 1, 2020, 54 complaints involving bonds defaulted in 2001 with an alleged nominal amount of approximately U.S.$394 million were pending in court. In these actions, judgments for a total value of approximately U.S.$247 million have been entered involving bonds with a nominal amount of approximately U.S.$147 million.

On April 12, 2016, the District Court granted the Republic’s motion to dismiss a complaint filed by a group of creditors seeking a declaration that settlement-related documents sent to the Republic – which the Republic had not countersigned – were binding settlement agreements. The District Court held that in the absence of a countersignature by the Republic, no binding contracts with the plaintiffs had been formed. Plaintiffs appealed this dismissal. On October 18, 2019, the Court of Appeals affirmed the District Court’s decision dismissing the complaint. Plaintiffs filed a petition for rehearing, which was denied on November 27, 2019.

On September 10, 2018, the District Court granted Argentina’s motion to dismiss a complaint filed based on plaintiff’s purported ownership of bonds with a nominal amount of approximately U.S.$5.3 million governed by New York law and bonds with a nominal amount of €1.0 million governed by German law. The District Court found all of plaintiff’s claims to be time-barred, rejecting plaintiff’s arguments that Argentina’s legislative enactments, financial publications, statements from public officials, or the 2010 Exchange Offer tolled or otherwise revived the statute of limitations. The plaintiff filed an appeal, and on October 4, 2019, the Court of Appeals affirmed the District Court’s decision. The plaintiff filed a petition for rehearing, which was denied on October 29, 2019.

On October 22, 2018, the District Court granted Argentina’s motion to partially dismiss a complaint filed based on plaintiff’s purported ownership of U.S.$760,000 in principal of 1994 FAA bonds. The District Court dismissed all claims that accrued more than six years before the action was commenced and all pari passu claims. The plaintiff filed an appeal, and on October 4, 2019, the Court of Appeals affirmed the District Court’s decision.

Pari passu litigation

While plaintiffs have brought claims for breach of the pari passu clause after the pari passu injunction was lifted in April 2016, as of the date of this Amendment, no request for pari passu injunctions or damages made after April 22, 2016 has been granted by the District Court. See “Public Sector Debt—Legal Proceedings—Pari Passu Litigation” in the Annual Report.

Class Action litigation in the United States

In October 2019, the District Court dismissed two of the three remaining certified class actions against the Republic.

Litigation in Germany

As of December 31, 2019, final judgments entered for a total amount of approximately €120 million in principal plus interest and costs in suits on Untendered Debt brought against Argentina in Germany remain unsettled, while claims seeking approximately €1.2 million in principal on defaulted debt, plus interest, have been filed in Germany although no final judgment has yet been rendered. The Republic has continued settling cases with holders of Untendered Debt governed by German law that are not time barred on a basis consistent with the February 2016 Settlement Proposal.

Litigation in Japan

On October 29, 2019, the Tokyo High Court ruled that the resolutions adopted by bondholders by requisite majority for each of the four series were valid and binding on all holders of the series whether or not they voted for such resolutions. Accordingly, the court ruled that since the settlement payments had been made, the Commissioned Companies for Bondholders’ claims should be dismissed. The court ordered the Republic to bear the costs of certain court expenses incurred in the process, which as of the date of this Amendment, have been partially determined in the amount of JPY28,332,500.

Litigation in Spain

On January 25, 2019, on a matter involving a German bondholder’s effort to enforce a German judgement against the Republic, Spain’s highest court agreed to hear the plaintiff’s appeal of the September 28, 2016 ruling by the Court of Appeals. On October 8, 2019, the Spanish high court issued a ruling in the plaintiff’s favor. Based on this ruling, the plaintiff could bring enforcement proceedings in the lower court, which the Republic could contest on other grounds. See “Public Sector Debt—Legal Proceedings—Litigation in Spain” in the Annual Report.

GDP Warrant litigation (United States and United Kingdom)

Plaintiffs have brought litigation in connection with a dispute regarding the calculation method for payment on the GDP-linked warrants issued by the Republic in 2005 and 2010.

On January 14, 2019, a plaintiff filed a complaint in U.S. court based on purported ownership of approximately U.S.$797 million notional amount of GDP-linked warrants, seeking approximately U.S.$83.7 million for non-payment of amounts allegedly due under such GDP-linked warrants. On April 18, 2019, the Republic moved to dismiss the complaint. The district court granted the Republic’s motion on January 7, 2020. The district court also granted plaintiff leave to file an amended complaint, which is due on March 9, 2020.

In October 2019, three additional plaintiffs filed separate complaints in U.S. court, based on purported respective ownership of approximately U.S.$181 million, U.S.$343 million, and U.S.$1.4 billion notional amount of GDP-linked warrants, seeking an unspecified amount in the first case, approximately U.S.$37.9 million in the second case, and U.S.$159 million in the third case, in each case for non-payment of amounts allegedly due under such GDP-linked warrants. In December 2019, another group of plaintiffs filed a complaint based on purported collective ownership of over U.S.$1 billion notional amount of GDP-linked warrants, seeking an amount in excess of U.S.$75 million, to be determined at trial, for non-payment of amounts allegedly due under such GDP-linked warrants. Pursuant to a stipulation entered by the parties after the district court’s January 7, 2020 dismissal decision, these plaintiffs have until March 23, 2020 to amend their complaints if they wish to do so.

In August 2019, three claimants filed a claim in the United Kingdom based on purported ownership of approximately €5.5 billion notional amount of GDP-linked warrants, seeking approximately €384.7 million for non-payment of amounts allegedly due under such GDP-linked warrants. The Republic filed its defense on November 6, 2019. By an order dated December 10, 2019, a fourth claimant was added to the claim and the claimants were given permission to serve amended particulars of claim accordingly. On December 11, 2019, the claimants filed their reply. Further amendments were subsequently made to the claim to reflect increases in the holdings of the securities of the claimants, and re-amended particulars of claim were filed on December 23, 2019. The claimants currently base their claim on the purported ownership of €9.2 billion notional amount of GDP-linked warrants and seek approximately €645 million for non-payment of amounts allegedly due under such GDP-linked warrants. On January 13, 2020, the Republic filed its amended defense. The Claimants have not filed any amended reply. On March 4, 2020, the Republic issued a strike out/summary judgment application. The first case management conference is listed for hearing on April 27, 2020.

ICSID Arbitration

As of the date of this Amendment, there are six final outstanding awards issued by ICSID tribunals against Argentina totaling U.S.$804 million. There are six ongoing ICSID proceedings against Argentina, with five claims totaling U.S.$1 billion, and a sixth claim for an unspecified amount. There are two additional cases in which the parties agreed to suspend the proceedings pending settlement discussions, totaling U.S.$39 million.

All amounts described above are approximate and refer to principal damages claims, excluding interest and costs.

Other Arbitration

As of the date of this Amendment, there are two final outstanding UNCITRAL awards against Argentina for U.S.$7.5 million, and one ICC award for U.S.$67.1 million, which is pending annulment requested by Argentina. As of the date of this Amendment, there is one ongoing UNCITRAL proceeding against Argentina with a claim of U.S.$128.7 million. There are two additional ICC proceedings with claims totaling U.S.$200.7 million which were suspended as of the date of this Amendment.

All amounts described above are approximate and refer to principal, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On July 24, 2019, the District Court issued an order setting the schedule for defendants to file their motion to dismiss the Petersen and the Eton Park Entities’ complaints for forum non conveniens, pursuant to which defendants filed their motion on August 30, 2019. The plaintiffs filed their opposition to the motion to dismiss on December 7, 2019. The defendants filed their reply to the opposition to the motion to dismiss on February 7, 2020. As of the date of this Amendment, the District Court’s decision on the motion remains pending. See “Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S” in the Annual Report.